Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
TriLinc Global Impact Fund – Asia, Ltd	Cayman Islands
TriLinc Global Impact Fund – Latin America, Ltd	Cayman Islands
TriLinc Global Impact Fund – Trade Finance, Ltd	Cayman Islands
TriLinc Global Impact Fund – African Trade Finance, Ltd	Cayman Islands
TriLinc Global Impact Fund – Africa, Ltd	Cayman Islands
TriLinc Global Impact Fund – Latin America II, Ltd	Cayman Islands